August 31, 2005

Tabatha Akins, Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Covalent Group, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Dear Ms. Akins:

This letter is in response to the Securities and Exchange Commission’s comment letter dated August 18, 2005 on the Covalent Group, Inc. Form 10-K for the year ended December 31, 2004. Our responses are keyed to the numerical sequence of your questions as detailed in your August 18, 2005 letter.

1. Revenue Recognition, page 20

a) Net revenue for 2004 decreased 35% to $13.6 million as compared to $20.8 million for 2003. Net revenue was adversely affected by cost increases approximating $1.4 million in the cost to complete for several legacy projects that were winding down as they entered the final stage of their development schedules and a change in scope in a project that resulted in a reduced contract value. These legacy projects experienced significant increases in their costs to complete without a corresponding increase in revenue in 2004. The changes in cost estimates and related revenue adjustments for these legacy projects had a material impact on our net income for 2004. However, the clinical activities related to these legacy projects were substantially complete as of the end of 2004 and the revenues recognized and related costs were reconciled as part of the study closure activities. In addition, the decline in net revenues during 2004 was due to an overall slowdown in attracting new business and temporary delays in the stand-up of new projects particularly during the last half of 2004.

b) The legacy projects which experienced significant costs increases in the estimated cost to complete for 2004 were the Camelot- Normalise study (“Cam Norm”) and the Zoster study. The Cam Norm study was the largest study in our history with a contract value of approximately $ 22.5 million. Cam Norm started at the end of 1998 and clinical activities were substantially completed by the end of 2004. The estimated cost to complete increases were outlined on Exhibit A, Cost to Complete Analysis for Major U.S. Studies, which was a part our response to your initial letter of inquiry dated June 20, 2005. The estimated cost to complete for Cam Norm increased from $12,714,073 at December 31, 2003 to $13,824,638 at December 31, 2004. For the Zoster study, the estimated cost to complete increased from $3,114,331 at December 31, 2003 to $3,428,664 at December 31, 2004. The clinical activities pursuant to these studies were substantially complete by the end of 2004 and were reconciled to the respective contract values prior to the close of 2004. The material adjustments related to the final reconciliation of clinical activities for these studies were recorded in 2004. Consequently, these clinical studies will have no forward looking impact on our cost to complete analysis for our ongoing clinical trials for the fiscal period beginning January 1, 2005. The changes to total estimated project costs to date have not had a significant impact on our financial position, operating results or cash flow for the first half of 2005.

2. Revenue Recognition, page F-8

First Bullet Point

a)	We monitor the progress of our ongoing contracts on a regular basis. As part of this contract review, we update our estimated cost to complete for each project by including the revised cost estimate in the relationship between costs incurred and total estimated costs based on the proportional performance method of accounting. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the estimated cost revisions are made. We bear the risk of cost overruns on our fixed price contracts which may have a material adverse impact on our financial position, operating results and cash flows.

b)	The majority of our net revenues are derived from fixed price contracts based on the proportional performance method of accounting. Renegotiated amounts represent written and approved changes in scope for contracted services in existing contracts. Where the scope of a contract is revised, the estimated revenues for that contract are not updated until the contract revision has been agreed in writing with the client and all four of the conditions in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (“SAB 101”) exist. SAB 101 states that revenue should be recognized when all four of the following conditions exist; persuasive evidence of an agreement exists; services have been rendered or delivery has occurred; the price is fixed or determinable; and collectibility is reasonably assured.

Second Bullet Point

The majority of our revenues are generally derived from fixed price contracts which range in duration from a few months to several years. Revenues from these contracts are recognized under the proportional performance method based on the degree of completion rather than billing and payment criteria. Billings and the related payment terms from these contracts are generally determined by provisions in the contract that may include certain payment schedules and the submission of required billing detail. A contract’s payment structure generally requires an up front payment of 10% to 15% of the contract value at or shortly after the initiation of the clinical trial, a series of periodic payments over the life of the contract and, in certain instances, milestone payments based on the achievement of certain agreed upon performance criteria. The up front payments are deferred and recognized as revenues as services are performed under the proportional performance method. Periodic payments including performance based milestone payments are invoiced pursuant to the terms of the contract once the agreed upon performance criteria have been achieved. In a comprehensive full service drug development program, the client would not generally purchase certain deliverables separately but as an integrated, full service arrangement in connection with the development of the drug. Examples of performance based milestones and interim deliverables include, but are not limited to, the completion of patient enrollment into the clinical trial, completion of the database and acceptance by the client of the final study report. Accordingly, cash receipts, including performance based milestones, do not necessarily correspond to costs incurred and revenue recognized on contracts.

Item 3.

In response to your comments, we propose the following disclosure changes regarding revenue recognition to be made in future filings with the Securities and Exchange Commission. Our proposed disclosure changes are keyed to the relevant sections of our Form 10-k. where we discusses revenue recognition and results of operations.

A) Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition- Critical Accounting Policies and Estimates

Revenue Recognition

The majority of our net revenue is recognized from fixed price contracts on a proportional performance method based on assumptions regarding the estimated completion of the project. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts.

Each month costs are accumulated on each project and compared to total estimated cost to complete to determine the degree of completion for that particular project. This determines the percentage of completion for the project. This percentage of completion is multiplied by the contract value to determine the amount of revenue to be recognized. As the work progresses, original estimates may be adjusted due to revisions in the scope of work or other factors and a contract modification may be negotiated with the customer to cover additional costs. Our accounting policy for recognizing revenue for changes in scope is to recognize revenue when the Company has reached agreement with the client, the services pursuant to the change in scope have been performed, the price has been set forth in the change of scope document and collectibility is reasonably assured based on our course of dealings with the client. We bear the risk of cost overruns on work performed absent a signed contract modification. Because of the inherent uncertainties in estimating costs, it is reasonably possible that the cost estimates used will change in the near term and may have a material adverse impact on our financial performance.

In the past, we have had to commit unanticipated resources to complete projects resulting in lower gross margins on those projects. These unanticipated additional costs occurred on several long term contracts which we completed or substantially completed during 2004. These contracts spanned a period of three to six years. We may experience similar situations in the future although our current in process contracts are of a shorter duration and subject to less cost volatility. Should our estimated costs on fixed price contracts prove to be low in comparison to actual costs, future margins could be reduced, absent our ability to negotiate a contract modification.

Clients generally may terminate a contract on short notice which might cause unplanned periods of excess capacity and reduced revenues and earnings. Client initiated delays or cancellations for ongoing clinical trials can come suddenly and may not be foreseeable. To offset the effects of early termination of significant contracts, we attempt to negotiate the payment of an early termination fee as part of the original contract. Generally, we have not generally been successful in negotiating such fees. Our contracts typically require payment to us of expenses incurred to wind down a study and fees earned to date. Therefore, revenue recognized prior to cancellation does not require a significant adjustment upon cancellation. If we determine that a loss will result from the performance of a fixed price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

Our accounting policy for recognizing revenue for terminated projects requires us to perform a reconciliation of study activities versus the activities set forth in the contract. We negotiate with the client, pursuant to the terms of the existing contract, regarding the wind up of existing study activities in order to clarify which services the client wants us to perform. Once we and the client agree on the reconciliation of study activities and the agreed upon services have been performed by us, we would record the additional revenue provided collectibility is reasonably assured.

Our operations have experienced, and may continue to experience, period-to-period fluctuations in net service revenue and results from operations. Because we generate a large proportion of our revenues from services performed at hourly rates, our revenues in any period is directly related to the number of employees and the number of hours worked by those employees during that period. Our results of operations in any one quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and related contract value of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of cost overruns, employee hiring, vacation patterns, exchange rate fluctuations and other factors.

B) Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Our proposal is to repeat the disclosure in the Critical Accounting Policies and Estimates in the consolidated financial statements under Footnote 2, Summary of Significant Accounting Policies under the heading Revenue Recognition.

C) Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

(TO BE INCLUDED IN THE 2005 FORM 10-K)

In the comparison for the year ended December 31, 2005 compared with the year ended December 31, 2004, we propose to incorporate the language contained in our response to Item 1 (a) which is contained in this letter under Revenue Recognition, page 20.

If you have any questions regarding our responses to your review comments on the financial statements for the year ending December 31, 2004, please contact me at 610-989-4208.

Sincerely,

/s/ Lawrence R. Hoffman
Lawrence R. Hoffman
Executive Vice President and Chief Financial Officer